Exhibit 99.1

ABN 82 010 975 612

Progen Engages Leading CRO to Assist with Phase 3 Trial of PI-88

- Planning for Phase 3 Trial Initiation on Track -

Brisbane, Australia.  16 August 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced it has executed an agreement with Quintiles, the world’s largest Contract Research Organisation, to utilise their services for a number of clinical development-related projects.  This agreement includes the execution of the Phase 3 clinical trial of anti-cancer drug PI-88 for the treatment of primary liver cancer (hepatocellular carcinoma).

Progen remains on track to initiate recruitment for the Phase 3 clinical trial in the fourth quarter of 2007.  Quintiles operates directly in each of the 14 North American, European and Asian countries where Progen will be conducting the Phase 3 PI-88 trial.

“Quintiles has over 18,000 employees world-wide and has managed over 520 separate oncology studies.   A number of these employees have been working with us as we prepare to initiate our Phase 3 trial in post-resection liver cancer. We have been consistently impressed with Quintiles’s infrastructure in the regions where the trial will be conducted. They have already demonstrated to us that they have the communication and project management systems in place to successfully integrate key clinical operational procedures on the international level that this important trial requires,” said Justus Homburg, Progen’s CEO.

“Since the middle of last year, we have been working with external advisors, including Quintiles and the U.S Food and Drug Administration (FDA), to develop our Phase 3 trial.  We are aggressively pursuing the launch of this clinical trial on schedule and in parallel continue our discussions with the FDA on the SPA process,” concluded Mr Homburg.

The primary endpoint of the Phase 3 trial is the length of time patients remain disease-free (disease free survival or DFS) following surgery to remove tumour-affected parts of the liver. “Recent feedback from the FDA on our protocol has paved the way for DFS as the primary endpoint for the trial. Other key issues, including the selection of a sample size of 600 patients, have also been resolved. We are now finalising a few remaining aspects of the protocol’s Statistical Analysis Plan for further review by the FDA.  Critically, whilst we continue our dialogue with the FDA on specific details of the protocol, we are driving hard with Quintiles to launch this trial consistent with the target of starting patient enrolment before the end of this year,” added Mr Homburg.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

About Quintiles: Quintiles Transnational Corp. is powering the next generation of healthcare by providing a broad range of professional services in drug development, financial partnering and commercialisation for the pharmaceutical, biotechnology and healthcare industries. With more than 18,000 employees and offices in more than 50 countries, it is focused on providing customer-centric solutions that are the gold standard of the industry. For more information, please visit the company’s web site at www.quintiles.com.

Progen Information:
Justus Homburg	Noreen Dillane
Progen Pharmaceuticals Limited	Progen Pharmaceuticals Limited
T: +61 7 3842 3333	T: +61 7 3842 3333
E: justush@progen-pharma.com	E: noreend@progen-pharma.com

Media and Investor Relations Australia:
Rebecca Piercy	Rebecca Wilson
Buchan Consulting	Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422	T: +61 417 382 391
E: rpiercy@bcg.com.au	E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro	Evan Smith
FD	FD
T:212-850-5657	T: 212-850-5606
E: robert.stanislaro@fd.com	E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations.  These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.